Wound Management Technologies, Inc.
777 Main Street-Suite 3100
Fort Worth, Texas 76102
817-820-7080 Phone     888-746-7566 Fax

October 1, 2010

Kevin L. Vaughn, Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3030

Re: SEC comment letter dated September 14, 2010 on
Wound Management Technologies, Inc.
Form 10-K for the year ended December 31, 2009
Filed April 15, 2010
Form 10-Q for the quarter ended June 30, 2010
File No. 0-11808

Dear Mr. Vaughn:

In reference to your letter of September 14, 2010 we respectively submit the following responses to your comments:

Form 10-K for the year ended December 31, 2009

Note 6 – Asset and Business Acquisitions, page F-9

1.
We note from your response to prior comment 1 that you incorporate a blockage discount to the quoted price of your common stock.  Paragraph 820-10-35-41 of the FASB Accounting Standards Codification states that a quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.  Further, paragraph 820-10-35-44 of the FASB Accounting Standards Codification states that the quoted price shall not be adjusted because of the size of the position relative to trading volume and that the use of a blockage factor is prohibited, even if a market’s normal daily trading volume is not sufficient to absorb the quantity held and placing orders to sell the position in a single transaction might affect the quoted price.  Please explain how you evaluated whether the market for your stock was “active” at the time of the transaction and address the following:

•	To the extent that you have concluded there was an active market for your stock, explain how your inclusion of a block discount in the valuation complies with GAAP.
•
To the extent that you have concluded that there was not an active market for your stock, explain how you reached that conclusion.  Discuss how you considered the guidance on determining whether there has been a significant decrease in the volume and level of activity for the asset when compared to normal market activity for similar assets that is contained in paragraphs 820-10-35-51 through 51D.

•
Clearly describe to us how your valuation of $.93 per share was determined and discuss in detail how this valuation complies with the guidance in Topic 820 of the FASB Accounting Standards Codification.

FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value by requiring that the most observable inputs be used when available.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement).   This fair value measurement framework applies at both initial and subsequent measurement.

In our prior response letters, we clearly did not explain how our valuation complies with topic 820 and we would like to start over on the explanation of how we arrived at our fair value measurement of this asset.  Starting with a Level 1 valuation, we looked to the market place and the quoted market price for the common stock issued for the asset purchased to determine whether we had an active market for our stock at the time of the acquisition.  Based on the factors outlined in paragraph 820-10-35-51A, we analyzed the volume and level of activity for our stock and low volume activity and the price quotations varied substantially the first nine months of the year prior to the acquisition; therefore, we concluded that a Level 3 valuation would be most appropriate in our situation.

As described in our previous letter dated August 27, 2010 (comment 2), we developed a discounted cash flow analysis based on sales projections adjusted for the associated costs which provided the basis for the asset value recorded at the date of acquisition.

2.
Please refer to prior comment 1.  In that comment, we requested that you explain to us how you determined the 50% discount to account for the restrictions under Rule 144.  However, we do not see where you have provided the requested explanation.  Instead, it appears that you suggest that a 60% discount to market price is appropriate to account for the blockage discount.  Notwithstanding the comment above, please clarify for us whether there is any discount to the quoted market prices to account for the restrictions.  If so, explain to us how you determined the amount of any such discount.

As explained above, our valuation technique was not based on the stock price, so our reference to restrictions under Rule 144 is no longer applicable.

3.	We note your response to prior comment 3. In order to help us understand the transactions and your related accounting, please address the following:

•	Describe to us the circumstances that resulted in BioPharma being organized and tell us the parties who were involved in organizing BioPharma.

BioPharma was formed as of December 10, 2008.  At the time of formation, Frank Barker was the sole shareholder of BioPharma and the company was formed with the intention of selling medical products once developed, such as the product to be used for the treatment of shingles, or selling existing products of other companies.

•	Explain what operations, if any, BioPharma had prior to your acquisition of BioPharma.

To our knowledge, BioPharma had minimal operations.  BioPharma had certain contacts and relationships in the medical products distribution business around the world.

•	Discuss any relationships that existed between Wound Management and the founders and shareholders of BioPharma.

There were no business relationships between Wound Management, on the one hand, and the shareholders of BioPharma, on the other hand other than personal acquaintances (see 5th bullet below).

•	Tell us the number of shareholders of BioPharma as of the date of your acquisition of BioPharma.

We acquired BioPharma on September 17, 2009.  At the time of our acquisition of BioPharma, the shareholders of BioPharma were Frank Barker, Jim Stuckert and Oden Howell.

•	Discuss any relationships that existed between A&Z Pharmaceuticals and the founders and shareholders of BioPharma.

Mr. Barker knew Mike Susi at A&Z and had approached Cathy Bradshaw at Wound Care Innovations concerning the distribution of wound care products through A&Z.  Mr. Barker had no personal relationships with any other person associated with A&Z.

•	Describe to us the circumstances that resulted in the formation of the Pharma Tech joint venture between BioPharma and A&Z Pharmaceuticals.

Since Mr. Barker was responsible for making the introduction between Wound Care Innovations and A&Z, the joint venture structure was put into place to provide a vehicle for accumulating profits which could be divided between the two parties.

•	Explain what involvement, if any, Wound Management had in the establishment of the joint venture.

None.  BioPharma and A&Z had planned to profit by marketing the Wound Care product and the joint venture was formed by them. Wound Management played no role in the formation.

•	Tell us what each of BioPharma and A&Z Pharmaceuticals contributed to the Pharma Tech joint Venture.

Bio Pharma contributed the relationship they had with Wound Care Innovations and A & Z contributed their international contacts.

•
Giving consideration to the information requested above, please explain in greater detail how you determined the proper accounting for the transactions, including your determination of the tangible and intangible assets acquired and the values allocated to any tangible and intangible assets.

In addition to the joint venture with A&Z Pharmaceuticals, BioPharma contributed to Wound Management access to marketing relationships and contacts of A&Z to be used for other products the Company planned to market in the future.  An acquisition of a patent for bone wax was purchased at the same time as the BioPharma acquisition and BioPharma offered a formula for a product used to treat shingles.  The intent of management was to use the contacts and relationships obtained by BioPharma thru the joint venture for additional sales on other products in the future.  In addition, the bone wax patent required funding in order to obtain the FDA approval for taking the product to market and BioPharma had access to a one million dollar line of credit the Company wanted to use for this purpose.  It was determined that no value should be assigned to the line of credit or the shingles formula, as previously mentioned, and the value of the asset purchased was allocated 100% to an intangible asset for the marketing contacts. BioPharma had no basis in the Pharma Tech joint venture and thus the joint venture had a zero basis on the books of BioPharma.

Form 10-Q for the quarter ended June 30, 2010

Note 3 – Asset and Business Acquisitions, page 5

4.
We note your disclosures regarding the acquisition of VHGI Holdings, Inc.  Please clarify for us how you have reflected the liability you assumed from VHGI in conjunction with the Private Access Note transaction.  Revise future filings to clearly reconcile between the amounts disclosed here and the amounts reflected in the financial statements.

The $1,000,000 liability assumed in the Private Access Note transaction was recorded as a related party note payable on our books at the time of the acquisition.  Subsequent to this transaction the company negotiated payment of a portion of this debt with stock and the remaining balance owed at June 30, 2010 was $501,968 as reported in Note 5 to the financial statements.  We will revise future filings accordingly.

5.
Further to the above, we do not see where you have reflected the liabilities assumed or the notes receivable asset recorded in connection with this acquisition in your statements of cash flows.  Please revise future filings to include disclosure of these items as noncash investing and financing activities in accordance with paragraphs 230-10-50-3 through 6 of the FASB Accounting Standards Codification or otherwise tell us how your current presentation complies.

We will revise future filings accordingly.

Note 4 – Notes Receivable, page 6

6.
We note that at June 30, 2010 you had advanced H.E.B., LLC $484,422 and the related accrued interest at June 30, 2010 is $25,328.  We note that your disclosures in Note 5 discuss advances from H.E.B., LLC.  Please revise future filings to disclose the significant terms of the agreement with H.E.B., LLC that governs advances from you to H.E.B., LLC.  Please also revise future filings to include clear disclosure of the related party nature of such advances to H.E.B., LLC similar to that included in Note 5 regarding advances from H.E.B., LLC.  In this regard, we note that you present the notes payable to H.E.B., LLC as “notes payable – related parties” on the balance sheet, however, you do not include the related party reference for the notes receivable.  Please revise or advise.

We will revise future filings accordingly.

7.	Please reconcile the amounts disclosed here for notes receivable ($484,422) with the activity presented in the statement of cash flows (net cash outflow of $501,137).

Non-cash expenses paid on our behalf by HEB of $22,019, as reported on the statement of cash flows, were offset against the receivable from HEB in the amount of $16,715 and the remainder of non-cash expenses were added to the funds owed to HEB.  The non-cash expenses are the difference between the note receivable balance of $484,422 on the balance sheet and the net cash outflow amount of $501,137 presented on the statement of cash flows.

Results of Operations and Financial Condition, page 12

8.
We note your general and administrative expenses during the second quarter increased 214% “primarily due to an increase in consulting fees paid between 2009 and 2010.”  Tell us and, in future filings, explain the underlying reasons for the increase in the consulting fees during the period.  Also tell us what consulting services were provided and whether these fees were paid to consultants that are related to you or any of your directors or officers.

Upon further investigation, we determined that the majority of the fees incurred during this period were actually debt issuance costs related to the debentures sold by the Company, which were recorded as consulting fees in error.  These fees were not paid to a related party.  We will correct our records appropriately and include the related disclosures in future filings.

We have attempted to respond to your inquiries with adequate information and sufficient detail needed to support our answers when necessary.  If we have not provided enough information on a particular issue or if you have additional comments after reviewing our responses, please let us know and we will furnish any additional information needed.  Our contact information is listed at the beginning of this letter.

Furthermore, in connection with responding to your comments, we acknowledge and understand the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

s:/Scott A. Haire
Scott A. Haire
Chief Executive Officer

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